UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06021775

January 10, 2006

RECD S.E.C.
JAN 1 8 2006
1086

Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 1120
New York, NY 10007-2341

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-10-2006

Re: Sempra Energy
Incoming letter dated December 30, 2005

Dear Mr. Simon:

This is in response to your letters dated December 30, 2005 and January 3, 2006, both of which we received on January 3, 2006, concerning the shareholder proposal submitted to Sempra Energy by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. On January 3, 2006, we issued our response expressing our informal view that Sempra could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

cc: Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel

December 30, 2005



**BY EXPRESS MAIL**

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sempra Energy
Shareholder Proposal submitted by New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in brief response to the December 21, 2005 reply letter sent to the Division of Corporation Finance (the "Division") by inside counsel for Sempra Energy ("Sempra" or the "Company"), in further support of its November 23, 2005 request for no-action relief. In our opinion, nothing in that December 21 reply supports Sempra's position that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement pursuant to Rules 14a-8(b)(2) and 14a-8 (f).

Most notably, nowhere in its twelve-page reply does the Company explain why in two separate November 2005 letters to the Funds regarding the proofs of ownership for their Proposal, the Company could not write simply: "Your submission must include a proof of ownership dated as of October 31, 2005, not as of October 24." It is undisputed that upon receipt of the Company's November 1 letter generally mentioning the proof of ownership requirements of Rule 14a-8, the Funds promptly submitted new proof of ownership letters from their custodian bank. But because the Company's letter did not reference the October 31 date issue, the new bank letters instead addressed what our office thought was the Company's concern: the role of Cede & Co. as nominee for the shares. There can be no doubt that if the Company had simply told the Funds that the date should be October 31, the Funds would have timely submitted fully-compliant bank letters dated as of October 31, 2005.

Instead, the Company waited until its November 23 letter to the Division to identify its specific objection. On the very first page of that November 23 letter, the Company had no problem stating plainly what it never told the Funds: "Quite simply, the funds' proposal was submitted by facsimile transmission sent to and received by us on October 31, 2005 but the funds' proofs of ownership cover only a period ending on October 24, 2005." The Company thereby failed to satisfy the requirement of Rule 14a-8(f)(1), that the "company must notify [the proponent] in writing of any procedural or eligibility deficiencies . . ." But for the Company's omission, this matter would have been resolved weeks ago without the need to involve the Division.

The Company's serious omission is only highlighted by the very letters, *Sempra Energy* (Dec. 22 and 23, 2004), upon which the Company now seeks to rely to establish the adequacy of its responses to the Funds. In both of its 2004 letters to proponents, in *addition* to reciting and providing the sections of Rule 14a-8, the Company told the proponents exactly what was missing and what needed to be added, specifically that the proponents could not rely upon account records: **"The account statements that you submitted with your proposal do not fulfill this requirement. Proof of eligibility must consist of a written statement from the record holder of your shares to the effect set forth above"** (emphasis added). The Company withheld such critical detail from the Funds here. The Company withheld it even after the Company saw that the Funds, not understanding the Company's veiled intent, had submitted new letters from their custodian bank that addressed a different issue. There is no justification for the Company's choosing not to say: "Your statements need to be dated October 31."

Moreover, the Funds have now supplied all required bank documentation, as the Staff's conditional no-action letters in this area would typically permit them to. We respectfully submit that there is now no basis for the grant of no-action relief, and that the Company's request for relief under Rules 14a-8(b)(2) and 14a-8(f) should, therefore, be denied.

We thank you for your time and consideration in this matter.

Very truly yours,

Richard S. Simon
Deputy General Counsel

cc: Gary W. Kyle, Esq.
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101

**From:** Simon, Richard [mailto:rsimon@comptroller.nyc.gov]
**Sent:** Tuesday, January 03, 2006 10:57 AM
**To:** CFLETTERS
**Cc:** gkyle@sempra.com
**Subject:** RE: No-Action Letter Request:Sempra Energy & NYC Pension Funds

Good day,

I am a Deputy General Counsel in the New York City Office of the Comptroller, writing on behalf of the New York City Pension Funds. Sempra Energy had, on November 23 and December 21, 2005, written to the Division in support of its request for no-action letter with respect to a shareholder proposal from the NYC Funds.
To make certain that the Division of Corporation Finance received our two responses dated December 12 and December 30, 2005, which we sent by Express Mail during the holiday season to the Division (at its former address) and to the Company, I have copied below the full text of both of our letters. This e-mail is being sent to Sempra's counsel as well.

Thank you for your consideration in this matter.

Richard Simon
(212) 669-7775

NYC Office of the Comptroller
Office of the General Counsel
Room 602
1 Centre Street
New York, NY 10007-2341

**FIRST LETTER:**

THE CITY OF NEW YORK
OFFICE OF THE
COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL:
RSIMON@COMPTROLLER.NYC.GOV

December 12, 2005

**BY EXPRESS MAIL**

Securities and Exchange Commission

Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sempra Energy
Shareholder Proposal submitted by New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the November 23, 2005 letter sent to the Securities and Exchange Commission (the "Commission") by inside counsel for Sempra Energy ("Sempra" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(b)(2) and 14a-8 (f)() under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the November 23, 2005 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2006 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that the Company seeks.

I. The Company's Position and the Funds' Response

In its November 23 letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal (relating to the reduction of the Company's power plant emissions) pursuant to two provisions of SEC Rule 14a-8: Rule 14a-8(b)(2) and Rule 14a-8(f), relating to proof of the Funds' continuous ownership of the Company's shares. The Company bears the burden of proving that the Funds have not met their burden of establishing the requisite shareholding under these provisions. The Company has failed to meet that burden with respect to either of these provisions and its request for "no-action" relief should accordingly be denied.

Specifically, the Company alleges that within the time allowed, the Funds --which have held hundreds of thousands of shares of the Company's stock for more than a year -- failed to submit appropriate documentation showing that the Funds had held $2,000 or more of the Company's stock for at least a year before submitting the Proposal. But the correspondence that the Company attached to its November 23 letter shows on its face that the Company never told the Funds what was lacking in the certifications that the Funds submitted from their custodian bank. The Funds, left to guess what the

Company meant, did promptly submit revised certifications – which addressed a different issue from the one upon which the Company now seeks to rely. We submit that Rules 14a-8(b)(2) and (f) require that companies must give proponents clear enough notice of any purported defects in their documentation of share ownership, so as to allow a genuine opportunity to cure. A company must not be permitted to leave a proponent in the dark, and then belatedly spring the announcement of the specific alleged defect only in the no-action request to the Staff, as Sempra did here.

Here, the Office of the Comptroller, on behalf of the Funds, had obtained signed certifications on October 24, 2005 from the Funds' custodian bank, the Bank of New York, showing that each of the Funds had held far more than $2,000 of the Company's stock for the requisite one year. The October 24, 2005 letter submitting the Funds' Proposal to the Company, together with the Bank of New York October 24 certifications, was then faxed to the Company a few days later, on October 31. (In the interests of brevity, we are not attaching duplicates of the correspondence that the Company attached to its November 23 letter to the Division).

On November 1, 2005, the Company wrote to the Office of the Comptroller, stating that "The letters from the Bank of New York that you submitted with your proposal do not satisfy [the Rule's] requirement." The Company's November 1 letter did not, however, identify any particular respect in which the Bank of New York letters failed to satisfy Rule 14a-8. Rather, the letter simply paraphrased the Rule's requirements for demonstrating share ownership, and attached copies of the Rule and of SLB 14. Not until November 23 did the Company identify its specific objection: that the date on the Bank of New York's October 24 certifications, although the same as that on the Funds' October 24 letter, was a week before the October 31 date that the certifications and letter were then faxed to the Company.

The Office of the Comptroller, on behalf of the Funds, not knowing what defect the Company had in mind, concluded that the Company was probably referring to the fact that the certifications came from Bank of New York as Custodian, rather than from an entity such as Cede or DTC as nominee. Although the Funds believed that the Company's apparent objection was in error *, they sought to address that concern as quickly as possible. On November 9, 2005, the Office of the Comptroller faxed to the

*Both before and after the publication of *SLB 14*, the SEC has issued no-action responses which would indicate that Rule 14a-8(b)(2) only requires that the "broker or bank" holding the stock on behalf of the beneficial owner -- such as a pension fund -- furnish a certification. The Rule does not require that the nominee, such as Cede, furnish the certification. *See Equity Office Properties Trust* (March 28, 2003); *EMC Corp.* (March 14, 2002); and *Dillard Dept. Stores, Inc.* (March 4, 1999).

Company revised certifications from the Bank of New York, each of which added the phrase that the Fund's Sempra shares were held "in the name of Cede and Company." The date of the revised Bank of New York certifications was left at October 24, 2005. Had the Company told the Funds that the alleged defect could be entirely cured just by updating the date on the Bank of New York certifications to October 31 or later, the Funds would have done so.

But in response to the November 9 fax, the Company still declined to show its hand. Company counsel wrote back to the Funds on November 11, opining that revised certifications were "the same letters as you had previously included with your original submission." The balance of the Company's November 11 letter once again paraphrased the Rule, and attached a copy. The Company again chose not to inform the Funds that the Company's objection was simply that it needed letters from the Bank of New York with a date of October 31, 2005 or later.

Lacking that basic information, the Funds did not write in response to the Company's November 11 letter. The Company's November 23 letter to the Commission followed -- and the Funds learned for the first time what the Company's objection actually was.

Having finally been apprised of the Company's specific objection, the Funds have now cured it. On behalf of the Funds, I have submitted to Sempra's Chief Corporate Counsel, with a copy of this letter, the executed originals of revised letters from the Bank of New York, dated December 12, 2005, certifying that at all times from October 24, 2004 to the present day, each of the Funds has maintained the required share ownership in the Company (copies of the December 12 Bank of New York certifications are attached hereto).

<u>II. Rule 14a-8 Supports the Denial Here of No-Action Relief</u>

Rule 14a-8(f)(1) states plainly that a proposal can be excluded for failure to meet the eligibility or procedural requirements only if the company "has notified you of the problem"; in particular, "company must notify you in writing of any procedural or eligibility deficiencies . . ." Sempra never did that.

The Staff has consistently stated explicitly that a Company must clearly inform a proponent what additional documentation of continuous stock ownership it must submit in order to comply with the requirements of Rule 14a-8. Most recently, in *SciClone Pharmaceuticals, Inc.* (April 14, 2005), SciClone noted in its request for a no-action letter that it had advised the proponent that he "would be required to submit documentation to the Company proving that he has held at least $ 2,000 in market value of the

Company's securities (which is less than the 1% of outstanding securities alternative provided under Rule 14a-8(b)(1)) for at least a year." SciClone's notice to the proponent is very similar to what Sempra sent to the Funds. In response to SciClone's request for relief, the Staff advised:

> Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that **SciClone failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in SciClone's request for additional information from the proponent**.

(Emphasis added, above and in excerpt below)

The Staff, accordingly, conditioned any grant of no-action relief upon first giving the proponent the opportunity to cure the defect in its submission of documentary support:

> Accordingly, **unless the proponent provides SciClone with appropriate documentary support of ownership, within seven calendar days after receiving this letter**, we will not recommend enforcement action to the Commission if SciClone omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

The Staff used effectively identical language to reach the same result in other instances where a company has failed to specify what further documentation a proponent had to furnish in order to comply with Rule 14a-8. *See AMR Corp.* (March 15, 2004); ATT&T Corp. (Jan. 16, 2004); *Comcast Corp.* (Dec. 30, 2003); *Lucent Technologies, Inc.* (Sept. 29, 2003); *Radian Group, Inc.* (Feb. 28, 2003); *Honeywell International, Inc.* (Feb. 18, 2003); *IBM Corp.* (Feb. 18, 2003); *AmSouth Bancorporation* (Feb. 17, 2002); *Sysco Corp.* (July 16, 2001); *General Motors Corp.*(April 6, 2001); *Minnesota Mining and Manufacturing Co.* (Jan. 8, 2001); *Woodward Governor Co.* (Nov. 3, 2000); *Cabot Corp.* (Dec. 9, 1999); and *Triarc Companies, Inc.* (March 29, 1999).

From all of those Staff determinations, one principle is clear: where a company's response to a purportedly inadequate certification of share ownership is merely to cite, quote, or provide a copy of, the Commission's Rules, without clearly stating what more is needed for an appropriate certification, then proponent will be given an opportunity to promptly supply that additional documentation, before the Staff will issue a no-action letter.

Had the Company given the Funds that information, the Funds could readily have supplied the appropriate documentation weeks ago, without the need for involving the Staff.

The Funds have now supplied that documentation. Thus, any possible defect in the Funds' certifications as to Sempra has now been fully cured. We respectfully submit that there is now no possible basis for the grant of no-action relief, conditional or otherwise.

The Company's request for no-action relief under Rules 14a-8(b)(2) and 14a-8(f) should be denied.

## IV. Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Richard S. Simon
Deputy General Counsel

cc: By Express Mail, with original revised certifications:

Gary W. Kyle, Esq.
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101

**SECOND LETTER**

THE CITY OF NEW YORK
OFFICE OF THE
COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL:
RSIMON@COMPTROLLER.NYC.GOV

December 30, 2005

**BY EXPRESS MAIL**

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sempra Energy
Shareholder Proposal submitted by New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in brief response to the December 21, 2005 reply letter sent to the Division of Corporation Finance (the "Division") by inside counsel for Sempra Energy ("Sempra" or the "Company"), in further support of its November 23, 2005 request for no-action relief. In our opinion, nothing in that December 21 reply supports Sempra's position that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement pursuant to Rules 14a-8(b)(2) and 14a-8 (f).

Most notably, nowhere in its twelve-page reply does the Company explain why in two separate November 2005 letters to the Funds regarding the proofs of ownership for their Proposal, the Company could not write simply: "Your submission must include a proof of ownership dated as of October 31, 2005, not as of October 24." It is undisputed that upon receipt of the Company's November 1 letter generally mentioning the proof of ownership requirements of Rule 14a-8, the Funds promptly submitted new proof of ownership letters from their custodian bank. But because the Company's letter did not reference the October 31 date issue, the new bank letters instead addressed what our office thought was the Company's concern: the role of Cede & Co. as nominee for the shares. There can be no doubt that if the Company had simply told the Funds that the date should be October 31, the

Funds would have timely submitted fully-compliant bank letters dated as of October 31, 2005.

Instead, the Company waited until its November 23 letter to the Division to identify its specific objection. On the very first page of that November 23 letter, the Company had no problem stating plainly what it never told the Funds: "Quite simply, the funds' proposal was submitted by facsimile transmission sent to and received by us on October 31, 2005 but the funds' proofs of ownership cover only a period ending on October 24, 2005." The Company thereby failed to satisfy the requirement of Rule 14a-8(f)(1), that the "company must notify [the proponent] in writing of any procedural or eligibility deficiencies . . ." But for the Company's omission, this matter would have been resolved weeks ago without the need to involve the Division.

The Company's serious omission is only highlighted by the very letters, *Sempra Energy* (Dec. 22 and 23, 2004), upon which the Company now seeks to rely to establish the adequacy of its responses to the Funds. In both of its 2004 letters to proponents, in *addition* to reciting and providing the sections of Rule 14a-8, the Company told the proponents exactly what was missing and what needed to be added, specifically that the proponents could not rely upon account records: **"The account statements that you submitted with your proposal do not fulfill this requirement. Proof of eligibility must consist of a written statement from the record holder of your shares to the effect set forth above"** (emphasis added). The Company withheld such critical detail from the Funds here. The Company withheld it even after the Company saw that the Funds, not understanding the Company's veiled intent, had submitted new letters from their custodian bank that addressed a different issue. There is no justification for the Company's choosing not to say: "Your statements need to be dated October 31."

Moreover, the Funds have now supplied all required bank documentation, as the Staff's conditional no-action letters in this area would typically permit them to. We respectfully submit that there is now no basis for the grant of no-action relief, and that the Company's request for relief under Rules 14a-8(b)(2) and 14a-8(f) should, therefore, be denied.

We thank you for your time and consideration in this matter.

Very truly yours,

Richard S. Simon
Deputy General Counsel

cc: Gary W. Kyle, Esq.
Chief Corporate Counsel

Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101

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